UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                ___________

                              SCHEDULE 13G/A

                Under the Securities Exchange Act of 1934
                            (Amendment No. 1)(1)


                      WAYNE SAVINGS BANCSHARES, INC.
______________________________________________________________________________
                             (Name of Issuer)


                  Common Stock, Par Value $.10 Per Share
______________________________________________________________________________
                      (Title of Class of Securities)


                               94624Q 10 1
______________________________________________________________________________
                              (CUSIP Number)


                            December 31, 2005
______________________________________________________________________________
         (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

               [X] Rule 13d-1(b)


_______________________________
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                            Page 1 of 6 Pages


CUSIP NO. 94624Q 10 1               13G/A                   Page 2 of 6 Pages


------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Wayne Savings Employee Stock Ownership Plan Trust
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a)  [ ]
                                                           (b)  [ ]
------------------------------------------------------------------------------
3.   SEC USE ONLY

------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Ohio
------------------------------------------------------------------------------
              5.  SOLE VOTING POWER

                  121,567
 NUMBER OF    ----------------------------------------------------------------
  SHARES      6.  SHARED VOTING POWER
BENEFICIALLY
  OWNED BY        120,947
   EACH       ----------------------------------------------------------------
 REPORTING    7.  SOLE DISPOSITIVE POWER
PERSON WITH
                  121,567
              ----------------------------------------------------------------
              8.  SHARED DISPOSITIVE POWER

                  120,947
------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     242,514
------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]

------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.3%
------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     EP
------------------------------------------------------------------------------

CUSIP NO. 94624Q 10 1               13G/A                   Page 3 of 6 Pages




Item 1(a)   Name of Issuer:

            Wayne Savings Bancshares, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:

            151 North Market Street
            Wooster, Ohio 44691

Item 2(a)   Name of Person Filing:

            Wayne Savings Employee Stock Ownership Plan Trust

Item 2(b)   Address of Principal Business Office or, if None, Residence:

            Wayne Savings Bancshares, Inc.
            151 North Market Street
            Wooster, Ohio 44691

Item 2(c)   Citizenship:

            Ohio

Item 2(d)   Title of Class of Securities:

            Common Stock, par value $.10 per share

Item 2(e)   CUSIP Number:

            94624Q 10 1

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

            (f)  [X]  An employee benefit plan or endowment fund in
                      accordance with Rule 13d-1(b)(1)(ii)(F).

CUSIP NO. 94624Q 10 1               13G/A                   Page 4 of 6 Pages



Item 4.   Ownership.

          (a)   Amount beneficially owned:  242,514

          (b) Percent of class: 7.3% (based upon 3,339,552 shares issued and outstanding).

          (c)   Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote  121,567
                                                         ---------
          (ii)  Shared power to vote or to direct the vote  120,947
                                                           ---------
          (iii) Sole power to dispose or to direct the disposition of 121,567
                                                                     ---------
          (iv)  Shared power to dispose or to direct the disposition of 120,947
                                                                        -------

          The Wayne Savings Employee Stock Ownership Plan Trust (the "Trust") was established pursuant to the Wayne Savings Employee Stock Ownership Plan ("ESOP"). As of December 31, 2005, 120,947 shares of Common Stock were allocated to individual accounts established for participating employees and their beneficiaries and 121,567 shares were held, unallocated for allocation in future years. Under the terms of the ESOP, the Trustee must vote the allocated shares held in the ESOP in accordance with the instructions of the participating employees. Unallocated shares held in the ESOP generally will be voted by the ESOP Trustee in the same proportion for and against proposals to shareholders as the ESOP participants and beneficiaries actually vote shares of Common Stock allocated to their individual accounts, subject in each case to the fiduciary duties of the ESOP trustees and applicable law. Any allocated shares which either abstain on the proposal or are not voted will be disregarded in determining the percentage of stock voted for and against each proposal by the participants and beneficiaries.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable since the reporting entity owns more than 5% of the class.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in the form of additional securities, are added to their respective individual accounts. Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in cash, are, at the direction of the Plan Administrator, either (i) credited to the respective individual accounts, or (ii) used to pay principal and interest on

CUSIP NO. 94624Q 10 1               13G/A                     Page 5 of 6 Pages




          outstanding indebtedness incurred by the reporting person to acquire Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable since the reporting entity is not a member of a group.

Item 9.   Notice of Dissolution of Group.

          Not applicable since the reporting entity is not a member of a group.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


CUSIP NO. 94624Q 10 1               13G/A                     Page 6 of 6 Pages



                                SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          WAYNE SAVINGS
                                          EMPLOYEE STOCK OWNERSHIP PLAN TRUST




February 10, 2006                         By: /s/ Phillip E. Becker
                                              ---------------------------
                                              Phillip E. Becker, Trustee




February 10, 2006                         By: /s/ H. Stewart FitzGibbon III
                                              ----------------------------------
                                              H. Stewart FitzGibbon III, Trustee